

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2015

Gregory M. Dangler
President
RMR Industrials, Inc.
9595 Wilshire Blvd., Suite 310
Beverly Hills, CA 90212

> **Re:** **RMR Industrials, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed April 14, 2015**
> **File No. 000-55402**

Dear Mr. Dangler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Description of Business

Strategy, page 5

1. We note your added disclosure in response to comment 7. Please tell us the identity of the other party, your basis for a $19,000,000 valuation of the asset purchase agreement and your plan to finance such an acquisition. If you intend to use debt or equity financing, please explain how this could impact your current financial condition.

2. Please tell us what you mean by "non-binding contracts" and explain how these arrangements provide you an "opportunity to assess purchase interest." In this regard, please tell us the terms of these arrangements, what types of information, if any, has been shared or exchanged between the company and other parties and whether you or any other parties have signed a non-disclosure agreement to facilitate business discussions and negotiations. To the extent that you have not engaged in such business activities, please revise your disclosure to reflect your current developmental stage status, your

limited operating history and financing arrangements, and please delete statements and references to business developments that are aspirational at this point in time.

3.   We note your added disclosure highlighting your intent to pursue acquisition targets with "consistent cash flow." Based upon your current operational and financial capability, please provide us your basis for this assertion.

Intellectual Property, page 6

4.   We note your revised disclosure to clarify that RMR IP has not licensed any intellectual property from CSM at the time. Please further revise to confirm whether or not you have exercised your option under the agreement. If so, please describe the material plans and terms of the exercised option.

5.   Please confirm that you will file a Form 8-K if and when you enter a license agreement pursuant to the Option Agreement. Please be advised, if you wish to request confidential treatment under Exchange Act Rule 24b-2, you may do so by following the procedures set forth in the Division of Corporation Finance's Staff Legal Bulletin 1A, available at http://www.sec.gov/interps/legal/slbcf1r.htm.

Security Ownership of Certain Beneficial Owners and Management, page 22

6.   Please note that a beneficial owner of a security includes any person who directly or indirectly has or shares voting or investment power. Refer to Rule 13d-3(a) of the Exchange Act. Thus, advise us of Messrs. Dangler and Brownsteins' ability to control the decisions of RMRH, Inc. Refer to footnotes (3) and (4) on pages 23 and 25. Identify the natural persons who exercise the sole and shares voting and dispositive powers with respect to the shares held by RMRH, Inc. Lastly, please tell us how you calculated the beneficial ownership amounts in the table by reference to Rule 13d-3.

7.   Please identify the natural person(s) who exercise the sole or shared voting and dispositive powers with respect to the shares held of record by Legado Del Rey, LLC.

8.   Please advise us whether any person listed in your beneficial ownership table has the power, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, to direct the voting or disposition of the company's equity. In addition, please clarify in a footnote the voting interest terms between your Class A and Class B Common Stock shares.

9.   Please add a column to both beneficial ownership tables showing the total voting power of each person listed.

Related Party Transactions, page 29

10.   We note your response and revised disclosure to comment 12. Please add a corresponding risk factor summarizing the details of this arrangement and Industrial Management's role as a related party. Please explain how this arrangement could impact the company's financial and operational capability moving forward.

Item 9.01 Financial Statements and Exhibits, page 40

11.   Please file your registration rights agreement.

Exhibit 10.2

12.   Please confirm whether Mr. William Vaughn holds any interest in the company or was compensated with shares of the company pursuant to the Option Agreement.

Exhibit 99.1

4. Intangible Assets, page 12

13.   We note your response to comment 14. Please clarify your disclosures as follows:

- How the $30,000 non-refundable fee stipulated in the Option Agreement relates to the $24,375 which you paid to RMR Holdings Inc. per Note 4.
- Why you reported an investing outflow of $24,375 in the Statements of Cash Flows on page 6, if this amount had been accrued as a liability to a related party in the balance sheet per your response.
- Why you reported in Note 4 that you obtained an Option Agreement with CSM from RMR Holdings when the Option Agreement on Exhibit 10.2 listed RMR IP and CSM as counterparties to the Option Agreement.
- How the August 25, 2014 Option Agreement date relates to the October 15, 2014 date cited in Note 4.

7. Subsequent Events, page 13

14.   We note your response to comment 15 and your revised disclosure. Additionally, per the Agreement with IM in Exhibit 10.1, please disclose:

- that the preferred stock consideration will be "callable for cash for a period of six months following the date of issuance; provided, however, that if called, IM shall have the option to convert the called Preferred Stock into either the Company's Class A Common Stock or Class B Common Stock (as applicable) at a conversion price equal to sixty-six and two thirds percent of the Market Price for the applicable Class B Common Stock on the business day immediately preceding the date of Preferred Stock issuance, and will include a Blocker Provision (as defined); and

- the significant terms of the Registration Rights Agreement.

15.   Further state in the second paragraph that the transaction is among entities under common control.

     You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

                      Sincerely,

                      /s/ Celeste M. Murphy for

                      Larry Spirgel
                      Assistant Director

cc: <u>Via E-mail</u>
       Mark Lee
       Sung Kim
       Greenberg Traurig, LLP